News Release

American Bonanza Signs Definitive Agreement for Property Sale

November 4, 2010 - AMERICAN BONANZA GOLD CORP. (TSX: BZA) ("Bonanza") announces that it has signed a definitive agreement with Balmoral Resources Ltd. (TSXV: BAR.H) (“Balmoral”) for the sale of Bonanza’s eastern Canadian exploration properties. Closing of the transaction is expected to occur forthwith upon receipt by Balmoral of final approval for their reactivation to the TSX Venture Exchange, which is anticipated shortly after the expected November 9, 2010 closing of Balmoral’s current financing.

In consideration for the properties, Balmoral will make a one-time cash payment to Bonanza of Cdn $3.7 million dollars and issue 4.5 million common shares of Balmoral to Bonanza, and assume all ongoing liabilities in respect of the properties acquired. The Balmoral shares have a current market value of approximately Cdn $3.375 million based on the most recently reported trading price on the TSX Venture Exchange, which values the transaction at over Cdn $7 million. The Balmoral shares to be issued to Bonanza will be subject to a four month hold period and a pooling agreement.

Bonanza will use the funds from the property sale to advance the ongoing development of its 100% owned Copperstone gold mine in Arizona. As reported on October 25, 2010, Bonanza has obtained the federal permits necessary to advance the project to production. Outstanding permits from the state of Arizona are being prepared and are expected to be complete during the first quarter 2011. Disassembly of the Calumet mill is complete and transportation of the mill to Copperstone is underway. Bonanza has selected its mining contractor, and is gearing up for the expected commencement of production in mid-2011.

About Bonanza

Bonanza is re-activating mining at the preproduction-stage Copperstone gold mine in Arizona. Bonanza has 129 million shares outstanding, and has no debt. For more information please visit Bonanza’s website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

Brian Kirwin
President & Chief Executive Officer

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in the price of gold, changes in the availability of funding for mineral exploration and/or development, unanticipated changes in key management personnel and general economic conditions. Mining exploration and development is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call:
Jim Bagwell
Phone: 1-877-688-7523
Email: info@americanbonanza.com